Mail Stop 4561

September 15, 2009

Dr. Stanton D. Sloane, CEO & President
SRA International, Inc.
4300 Fair Lakes Ct.
Fairfax, VA 22033

      Re: **SRA International, Inc.**
             Preliminary Proxy Statement on Schedule 14A
             Filed September 4, 2009
             File No. 001-31334

Dear Dr. Sloane:

      We have completed our review of your filing and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Maryse Mills-Apenteng
                    Special Counsel

cc: Via Facsimile (703) 803-1509
        Mark D. Schultz, Esq.